UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes          No     X

CAIXA GERAL DE DEPÓSITOS INCREASED HOLDING IN EDP’S SHARE

CAPITAL TO 9.80%

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. makes the following legal notice:

Caixa Geral de Depósitos (“CGD”) notified EDP of the following:

1. The acquisition of 179,372,198 shares of EDP common stock, representing 4.91% of the company’s share capital and corresponding to 4.92% of the total voting rights, delivered by the Portuguese State to subscribe, in kind, part of CGD’s share capital increase.

2. With this acquisition, to which add 177,682,237 shares already directly held and 1,213,104 indirectly held through Companhia de Seguros Fidelidade-Mundial, totalling 178,895,341 shares, CGD now holds, directly and indirectly 358,267,539 shares of EDP’s common stock, which represent 9.80% of EDP’s share capital.

Considering that EDP holds 14,287,657 owns shares, the direct and indirect shareholding held by CGD corresponds to 9.84% of the voting rights in EDP.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede: Praça Marquês de Pomba,12    1250-162 Lisboa        Portugal

Capital Social € 3,656,537,715        Matrícula: 1805 da C.R.C. Lisboa        Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 30, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer